UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2019
Commission File Number: 001-33153
ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)
#1130-609 Granville Street
Vancouver, British Columbia, Canada, V7Y 1G5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[           ] Form 20-F   [ x ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [           ] No [ x ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INCORPORATION BY REFERENCE
Exhibits 99.1, 99.2 and 99.3 to this Form 6-K of Endeavour Silver Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-223560) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1* Condensed Consolidated Interim Financial Statements for the period ended March 31, 2019
99.2* Management Discussion and Analysis for the period ended March 31, 2019
99.3**        Information Circular

* - Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s Form 6-K as furnished to the Commission on May 6, 2019.
** - Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K as furnished to the Commission on April 1, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Endeavour Silver Corp.
(Registrant)

Date: May 7, 2019	By:	/s/ Bradford Cooke
Bradford Cooke
	Title:	CEO